Can-Fite BioPharma Ltd.

10 Bareket Street, Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

July 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Can-Fite BioPharma Ltd. Request to Withdraw Registration Statement on Form F-1/A File No. 333-218336

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Can-Fite BioPharma Ltd. (the “Registrant”) hereby requests the immediate withdrawal of its Amendment to Registration Statement No. 333-218336 originally filed with the Commission on June 28, 2019. The Registration Statement was to be filed as Amendment No. 2 to a registration statement on Form F-1 (File No. 333-231209) but due to a due to an error in the coding of the EDGAR Submission Header, the filing was treated as a filing relating to a previously effective registration statement.

The Company confirms no securities have been sold in connection with the offering. In the event the Staff has any questions with respect to this matter, please contact counsel to the Registrant Gary Emmanuel, Esq. at (212) 547 5541.

Very truly yours,

/s/ Motti Farbstein
Chief Operating and Financial Officer